Exhibit 99.1

GW Pharmaceuticals PLC Director/PDMR Shareholding

GW Pharmaceuticals PLC ("GW Pharmaceuticals" or the "Company", “GW”)

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Cambridge, UK, 29 December 2015: GW Pharmaceuticals (NASDAQ: GWPH, AIM: GWP) hereby provides notification that the Company has today granted the following awards to directors over the Company’s Ordinary shares (“Shares”) in the form of options (“Awards”) under the GW Pharmaceuticals plc Long-Term Incentive Plan.

Name	Number of Ordinary Shares under this Option Award	Equivalent number of ADS’s under this Option Award
James Noble	82,601	6,883
Thomas Lynch	82,601	6,883
Cabot Brown	82,601	6,883

These Awards represent the first grant to the non-executive members of the GW board of directors (“Board”) following completion of a review of non-executive remuneration structure by the Board.

GW’s shareholder approved pay policy was updated in early 2015 and, together with amendments to the GW Long Term Incentive Plan to allow non-executive participation in the scheme, and was approved by shareholders at the Annual General meeting on 5 February 2015.

Prior to making this grant, the Board engaged Towers Watson, as independent remuneration advisers, to conduct an analysis of the non-executive remuneration applied by a peer group of US listed pharmaceutical development companies. Having completed this benchmarking analysis, Towers Watson has proposed an amended future non-executive remuneration structure which the Board has now agreed to adopt, as follows:

The Cash based annual retainer fee payable to each of the non-executive members of the Board shall be reduced to $60,000 per annum. An additional annual fee of $20,000 will be payable to James Noble, in his capacity as Senior Independent Director, and an annual fee of $10,000 will be payable to each non-executive for participation in meetings of the Board sub-committees. This represents a total cash remuneration reduction for both James Noble and Cabot Brown. It should be noted that since joining the GW Board Thomas Lynch has annually waived his right to annual non-executive director fees. The reduction in cash based remuneration is intended to be offset by the annual grant of equity based incentives which shall consist of a mix of market-priced share options and restricted stock options. The quantum of these awards shall be subject to annual review and will be based upon market data with a view to ensuring that the total remuneration provided is aligned with peer group companies.

One third of the Awards granted today will take the form of restricted stock options, with an exercise price equivalent to the nominal value of GW’s ordinary shares, being 0.1 pence per ordinary share. These options will vest upon the third anniversary of the date of grant.

One third of the Awards take the form of market priced options, whereby the options have an exercise price equivalent to the market price at market close on the last trading day prior to grant ($68.39 per ADS, equivalent to 383 pence per Ordinary Share). These options will vest on the third anniversary of the date of grant.

Finally, one third of the Awards granted today are considered to be an initial one–time only grant. These also take the form of market priced options, whereby the options have an exercise price equivalent to the market price at market close on the last trading day prior to grant ($68.39 per ADS, equivalent to 383 pence per Ordinary Share). These options will vest on the third anniversary of the date of grant.

These Awards are to be subject to an equity retention policy, whereby non-executive directors will generally be required to retain their vested options until they retire from the GW Board. However, vested Awards must be exercised by the tenth anniversary of the date of grant. Also, in the event that vesting of Awards leads to a crystallisation of a tax liability, the option holders may seek prior approval to exercise and dispose of sufficient shares to cover the tax liability. Awards will lapse permanently if they remain unexercised on the tenth anniversary of grant.

Following this Award, the total number of Options held by each of the non-executive directors is as follows:

Name	Total number of Ordinary Shares over which option awards are now held:	Equivalent number of ADS’s over which option awards are now held:
James Noble	82,601	6,883
Thomas Lynch	82,601	6,883
Cabot Brown	82,601	6,883

For further information, please contact:

GW Pharmaceuticals PLC +44 (0)1980 557 000

Adam George, Company Secretary

Peel Hunt LLP (Nominated Adviser)

James Steel/Oliver Jackson +44 (0) 20 7418 8900